FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 27, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces results of
equity offering in israel; additional transaction by
controlling shareholde

Netanya, Israel – June 27, 2018 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that the public tender for its ordinary shares, Series 1 options and Series 2 options to purchase its ordinary shares, previously announced on June 26, 2018, was concluded. The Company received offers for a total consideration of approximately NIS 590 million and accepted only a portion of these offers. The final information relating to the public offering is as follows:

•
The Company shall issue an aggregate of 12,121,200 ordinary shares, 3,030,300 Series 1 Options and 3,030,300 Series 2 Options for NIS 2,310 per unit (each unit will consist of 100 ordinary shares, 25 Series 1 Options and 25 Series 2 Options).

•	The total net consideration to be received by the Company is approximately NIS 275 million. The closing of the offering is expected to occur on June 27-28, 2018.

In addition, the Company's controlling shareholder announced that following the completion of the previously reported swap transaction of the Company's controlling shareholder with a financial institution, it purchased an additional approximately 1.1% of the Company's pre offering issued and outstanding share capital, for a period of 90 days (at the end of which it will be obliged to sell back such swap shares).

Following such transaction and the participation of the Company's controlling shareholder in the offering, after the closing of the offering, the Company's controlling shareholder will hold approximately 44.2% of the Company's issued and outstanding share capital and approximately 47.2% of the Company's voting rights (directly and indirectly and through agreements with other shareholders of the Company).

For additional details see the Company's current report on Form 6-K dated June 26, 2017.

The offering described in this press release will be made only in Israel and only to residents of Israel. The said securities will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States or to U.S. persons. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.822 million cellular subscribers (as at March 31, 2018) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: June 27, 2018	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary